ProGaming Platforms Corp.
60 Mazeh Street, Apt 12
Tel Aviv 65789
ISRAEL

May 9, 2011

By Edgar

Ms. Laura Veator
Staff Accountant
Securities and Exchange Commission

Re: ProGaming Platforms Corp.
Item 4.01 Form 8-K
Filed May 5, 2011
File No. 333-168527

Dear Ms. Veator:

ProGaming Platforms Corp. (“ProGaming”) acknowledges receipt of the letter dated May 6, 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Form 8-K (the "Amended 8-K") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that ProGaming is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

ProGaming Platforms Corp.
May 9, 2011

Item 4.01 Form 8-K Filed May 5, 2011

1.	Please amend your Form 8-K to state whether you former auditor resigned, declined to stand for re-election, or was dismissed.

Response:  Revised.  We have revised the heading and the first paragraph of our Item 4.01 disclosure as follows:

Dismissal and Replacement of Independent Registered Public Accountant

On May 4, 2011, the Board of Directors (the “Board”) of ProGaming Platforms Corp. (the “Company”) resolved to dismiss Weinberg & Baer LLC (“WB”) as the Company’s independent registered public accounting firm and replace WB with the accounting firm of Yarel + Partners, CPA’s.

2.
Please amend you Form 8-K to state whether there were any reportable events as defined in Item 304(a)(1)(v) during your most recent fiscal year and the subsequent interim period preceding your former audito's resignation, declination to stand for re-election, or dismissal. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Response:  Revised.  We have revised the disclosure in the fourth paragraph of our Item 4.01 disclosure as follows:

None of the reportable events described in Item 304(a)(1)(iv) of Regulation S-K, as relied upon during the period of the audit reports, occurred during the fiscal year ended December 31, 2010 and the subsequent interim period preceding WB’s dismissal.  During the two most recent fiscal years and any subsequent period preceding dismissal, there were no disagreements with WB, as described in Item 304(a)(1)(ii) of Regulation S-K.

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We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-54-22-9702.

Sincerely,

/s/ Tamir Levinas
Tamir Levinas, President and Chief Executive Officer
ProGaming Platforms Corp.

VIA EDGAR